Exhibit (a)(17)

Valeant Acquisition

Question and Answer Document

Salix Employees

The following questions and answers are for use by leaders, managers and employees at Salix.

These messages are to be used only as a guide – creating a consistent reference point for communications related to the announcement and close of the acquisition by Valeant and integration activities.

Purpose

The purpose of this internal question and answer document is to have a consistent reference point for questions related to the acquisition by Valeant.

1.	When will the transaction be approved?

While the transaction has been announced, there are a number of conditions that need to be satisfied, including customary regulatory review under U.S. antitrust laws, before the transaction can close. We are planning for this transaction to close in the second quarter of 2015, however, it is dependent on receiving the appropriate approvals and ensuring all conditions are met prior to close. Until the transaction closes, Salix and Valeant are two separate companies. For this reason, we must consider our day-to-day activities to remain unchanged. It’s “business as usual.” We must remain focused on our 2015 goals and continue to execute as an independent company.

2.	How does this transaction impact our product offerings? (Will Valeant still market/sell all of our current products?)

Valeant will evaluate our current product portfolio and, once the transaction closes, determine if they will continue to manufacture and/or market all of our current products. We should know more about this after the transaction closes.

3.	What will happen to those business functions that the two companies share? They include, for example, Marketing, IT, HR, Finance, R&D?

Both businesses will remain in “business as usual” mode until the transaction closes. As we move through the integration process, Valeant management, in conjunction with Salix leaders, will evaluate areas of duplication and move toward decisions on business functions and employees, which they will implement once the transaction closes. Valeant has committed that all Salix employees will know their status with the combined company shortly after the transaction closes.

4.	What does the transition plan look like? When will we have more details?

Transition planning is in process and will continue from now through the closing of the transaction. Salix HR will share information as it is available and will ask your senior leaders to provide updates as they can.

5.	Will they keep the Raleigh office open? Who will run the Salix office in the “GM” role that Valeant talks about? What will the presence in Raleigh look like?

This is being evaluated by the Valeant management team and we expect a decision on the GM role and structure to be communicated shortly after the transaction closes.

6.	Is Valeant seeking to retain certain functions, transitional roles, or offer full time employment to Salix staff?

At this time, we don’t have details about that. As we move through the integration process, Valeant management, in conjunction with Salix leaders, will evaluate areas of duplication and move toward decisions on business functions and employees, which they will implement once the transaction closes. Valeant has committed that all Salix employees will know if they will be offered positions at the combined company shortly after the transaction closes. We expect that some employees will be offered full-time roles with Valeant, some will be asked to remain with the company for a transition period and some will be severed shortly after close.

7.	Will Valeant keep the Salix name?

Salix has created an important “brand recognition” and reputation. At this time, Valeant has not made any decisions with respect to this matter, but Valeant anticipates that it will continue to use the Salix brand in connection with our portfolio of products.

8.	Do you expect there to be layoffs at closing? If not, when?

Yes, we expect that some positions will be eliminated. Valeant has committed that all Salix employees will know their status with the combined company shortly after the transaction closes.

9.	What if you’re on approved leave when the transaction closes?

You are still an employee and entitled to the same benefits as all employees.

10.	What if I leave my position to seek other employment opportunities before the closing date of the transaction?

You may seek employment whenever you would like. We can’t instruct you on how to handle your personal situation. However, it is important to know that you must be employed with Salix on the day of the closing of the transaction to receive your stock vesting and to be eligible for your benefits under the Employee Retention Policy.

11.	Will my tenure at Salix/Santarus count at Valeant?

Yes, if you remain with the combined company following the closing of the transaction, your tenure at Salix (and its subsidiaries) will count for the purposes of eligibility and vesting under Valeant’s benefit plans to the same extent it was counted under the Salix benefit plans.

12.	Does Valeant grant equity awards to their employees based on performance (like Salix did)? Will I be eligible to receive an award of Valeant equity?

Valeant offers equity compensation to all eligible employees as part of their annual compensation program. Valeant has said that they have a strong culture of ownership, much like we do at Salix. We expect that Valeant will be providing more information about their compensation programs (including eligibility guidelines for equity compensation) after the transaction closes.

13.	What are the Valeant benefits like? Is Valeant PTO comparable to Salix?

Valeant offers a competitive benefit package. Additionally, they offer their employees certain programs that Salix does not, such as an Employee Stock Purchase program and discounts on certain of their products.

Valeant has PTO, sick days and floating holidays. In the aggregate we believe that these benefits are comparable to Salix.

Valeant will provide more information related to their benefits as part of the integration process. However, Valeant has agreed that, for the first year following the closing of the transaction, Valeant will provide to employees that remain with the combined company compensation and benefits that are no less favorable in the aggregate to either what Salix generally offers to such employees (as of the date the transaction closes) or what Valeant offers to similarly situated employees.

14.	What is the bonus structure and stock structure at Valeant?

Valeant has a bonus and equity component to their compensation structure.

We expect that Valeant will be providing more information about their compensation programs after the transaction closes.

15.	Does Valeant offer educational reimbursement for advanced degrees, i.e. MBA?

Yes, they do offer education reimbursement to eligible employees.

16.	Will there be opportunities for displaced employees to move to other divisions?

Displaced employees are welcome to apply for other openings at Valeant.

17.	Should I call Valeant’s HR to ask some of my questions?

Until the transaction closes, please continue to work with Salix HR and your management team.

18.	Will we still need to create our individual goals as part of Salix’s performance management process for 2015?

Yes, we will continue to conduct business as usual until the transaction closes. During this time, we recommend that you work with your manager to create and focus on your goals for 2015.

19.	If my baby is due post close, will I still be able to take FMLA?

Yes. Please continue to work with the Salix HR group until the transaction closes. Once the transaction has closed, you will contact Valeant HR to discuss your leave and FMLA. A contact list will be provided once available.

20.	Are we still having a National Sales Meeting (NSM)?

The National Sales Meeting will occur as planned.

21.	Will we still play a role in the Xifaxan IBS-D launch?

Salix management is still in the planning process and will communicate information to you once it is available.

22.	How will discussions between Salix & Valeant (pre-closing) be handled?

Valeant and Salix management will work closely together as we move through the integration planning process. So far an integration team has been set up for the different business functions with representatives from both companies coming together to explain how things operate and to develop a plan to integrate the two businesses together assuming the transaction is approved and closes. We expect the business and functional leaders to interact regularly leading up to the close. No integration plans or decisions will be implemented until after the transaction closes.

23.	Could we hold a job fair if home office is closing, for those not offered new positions?

Outplacement services will be provided to all Salix employees not retained for a period of time. At this point, we do not have specific details regarding these services; however, Salix HR will communicate this information as soon as it becomes available.

24.	Is it possible to have a communication liaison, so we can hear information first before the media?

Salix is committed to being as transparent as possible with our employees. We will continue to share information as we can with your leadership and will have conference calls with the field and company meetings with the home office as often as appropriate. We appreciate your patience as we work to answer your questions.

25.	Will there be an integration consultant(s)?

Our integration team consists of Valeant and Salix leaders, and various consultants.

26.	If retained, will Valeant maintain our current base salary?

For the first year following the closing of the transaction, Valeant has agreed to provide compensation and benefits that are no less favorable in the aggregate to either what Salix generally offers to such employees (as of the date the transaction closes) or what Valeant offers to similarly situated employees. Valeant expects to provide further information about their compensation programs shortly after the close.

It is also important to note that you will receive credit for any deductibles and out of pocket maximums already achieved in 2015 as you move to those Valeant benefit plans that are welfare plans.

27.	Will merit increases be awarded based on 2014 performance reviews?

If not retained, no merit increases will be applied to your current salary. Instead, you will receive a lump sum in the amount of your pro-rata merit increase. For example, if you earn a base salary of $40,000 and you were eligible for a 3% merit increase based on your 2014 performance score, you will receive a lump sum payout of the amount of the merit increase for time worked between January 1, 2015 and your termination date (less any amounts equal to the merit increase that was actually paid to you prior to termination). In this example, if your end date with the company is April 1, 2015, you will receive 3 months of the merit amount, which is $300 (minus taxes and other withholdings).

If you are retained by Valeant, your merit increase will be administered based on Valeant’s current practice. Valeant does not differentiate increases based on performance rating. All eligible employees receive a 2.5% increase with an effective date of April 4, 2015.

28.	Will field employees that have relocated to the home office still get their relocation bonus?

Employee relocation bonuses will be paid in accordance with Salix’s policy as stated in your offer letter. You must be employed with Salix or Valeant at the time of payout.

29.	Will Valeant honor the Salix Retention Policy?

For one year post-closing, Valeant has agreed tol provide any Salix employee terminated during that period severance pay and benefits that are no less favourable in the aggregate than the severance pay and benefits such employee would have received under the Salix Retention Policy.

30.	If Valeant asks me to stay but I don’t want to, will I receive a severance?

If your position is retained by Valeant, you will not receive severance. If you decide to leave, it will be considered a resignation and you will not be eligible for severance benefits. Please be sure to read the Salix Employee Retention Policy for additional information.

31.	Will I receive a 2014 bonus AND a prorated 2015 bonus?

If you are eligible for a 2014 bonus, you will receive it according to Salix’s regular practices. Your bonus will be based on your performance and time worked at Salix in 2014.

For 2015, if you are not retained by Valeant, the Salix Retention Policy provides that you will receive a pro-rata bonus as part of your severance package, as follows:

Home Office employees: your pro-rata bonus will be calculated on your current bonus level and the time that you are a Salix employee in 2015. For example, if you are eligible for an annual bonus of $5,000 and your termination date is April 1, 2015, you will receive 3 months of your bonus eligibility. In this example, you would receive $1,250 minus taxes and other withholdings. This is a lump sum payment.

Field Sales employees: your pro-rata bonus will be calculated on your current IC plan and the time that you are a Salix employee in 2015. Please note that this payout will occur after the data is received and the IC plan payouts are determined.

As noted above, Valeant has agreed to provide any Salix employee terminated during the one year period post-closing with severance pay and benefits that are no less favorable in the aggregate than the severance pay and benefits such employee would have received under the Salix Retention Policy.

If you are retained by Valeant, your bonus will be based on performance for 2015 according to Valeant’s bonus plan.

32.	Will PTO be paid out if I am not retained?

If your position is not retained as a result of the transaction, your PTO balance will be paid out in full.

33.	Do I get paid for my floating holiday or do I lose it if not used?

You must use your floating holiday prior to the transaction closing. If you do not use your floating holiday, it will not be paid out.

34.	Will I receive a 2014 stock grant?

No additional Salix stock will be issued. Employees that are retained by Valeant will be eligible for equity compensation per Valeant’s plan. Valeant expects to provide more information after the transactions closes.

Does short term disability affect your stock payout?

If you are on approved short term disability upon close, you are considered an employee of Salix and your stock will be paid out in accordance with the terms of the tender offer and merger agreement.

35.	Will employee referral bonuses be paid?

Until the date of the closing of the transaction, employee referral bonuses will be paid in accordance with Salix’s current referral program structure. You must be employed with Salix or Valeant at the time of payout. The referred employee must also be employed by Salix or Valeant at the time of payout. Following the closing of the transaction, any employee referral bonuses will be governed by Valeant’s policies.

36.	If retained, will my Power Points transfer to Valeant or should I redeem them prior to the transaction closing?

Valeant does not offer Power Points. All field employees should redeem these points before closing.

37.	If retained, will I keep my corporate AMEX card?

For eligible employees, Valeant will transition you to their CitiBank corporate card program at some point after closing. In the meantime, please continue to use your AMEX cards.

Important Information for Investors and Security Holders

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Valeant Pharmaceuticals International, and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Salix Pharmaceuticals, Ltd. (“Salix”). The tender offer is being made only pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS OF SALIX ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. These materials will be sent free of charge to Salix stockholders, and may also be obtained from Salix’s website, www.salix.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) are or will be available at no charge from the SEC through its website at www.sec.gov.